UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

EMCORE Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

290846 20 3
(CUSIP Number)

ERIC SINGER
VIEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 290846 20 3

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP - Series One
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 748,116
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 748,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 748,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 290846 20 3

1	NAME OF REPORTING PERSON VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 461,893
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 461,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 290846 20 3

1	NAME OF REPORTING PERSON VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 748,116
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 748,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 748,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 290846 20 3

1	NAME OF REPORTING PERSON VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 461,893
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 461,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 290846 20 3

1	NAME OF REPORTING PERSON VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,210,009
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,210,009
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 290846 20 3

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,210,009
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,210,009
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 290846 20 3

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 748,116 Shares beneficially owned by Series One is approximately $3,741,900, excluding brokerage commissions.*

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 461,893 Shares beneficially owned by VSO II is approximately $2,317,025, excluding brokerage commissions.*

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 26,138,607 Shares outstanding, which is the total number of Shares outstanding as of August 2, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 4, 2016.

A.	Series One

(a)	As of the close of business on August 15, 2016, Series One beneficially owned 748,116 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 748,116
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 748,116

(c)	The transactions in the Shares by Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	VSO II

(a)	As of the close of business on August 15, 2016, VSO II beneficially owned 461,893 Shares.

Percentage: Approximately 1.8%

* The aggregate cost basis for each of the 748,116 Shares beneficially owned by Series One and the 461,893 Shares beneficially owned by VSO II does not account for a special cash dividend of $1.50 per Share paid to each of Series One and VSO II on July 29, 2016.

CUSIP NO. 290846 20 3

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 461,893
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 461,893

(c)	The transactions in the Shares by VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	VIEX GP

(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 748,116 shares owned by Series One.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 748,116
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 748,116

(c)
VIEX GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the shares on behalf of Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	VSO GP II

(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 461,893 shares owned by VSO II.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 461,893
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 461,893

(c)
VSO GP II has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	VIEX Capital

(a)	VIEX Capital, as the investment manager of Series One and VSO II, may be deemed the beneficial owner of the (i) 748,116 Shares owned by Series One and (ii) 461,893 owned by VSO II.

Percentage: Approximately 4.6%

CUSIP NO. 290846 20 3

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,210,009
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,210,009

(c)
VIEX Capital has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Series One and VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Eric Singer

(a)	Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 748,116 Shares owned by Series One and (ii) 461,893 owned by VSO II.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,210,009
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,210,009

(c)
Mr. Singer has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Series One and VSO II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           As of August 12, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

CUSIP NO. 290846 20 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 16, 2016

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

CUSIP NO. 290846 20 3

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

Sale of Common Stock	(30,953)	6.1000	06/20/2016
Sale of Common Stock	(21,541)	6.1543	06/20/2016
Sale of Common Stock	(2,520)	6.0000	06/28/2016
Sale of Common Stock	(23,711)	6.0029	06/29/2016
Sale of Common Stock	(991)	6.5531	07/06/2016
Sale of Common Stock	(26,169)	6.3052	07/08/2016
Sale of Common Stock	(17,076)	6.4300	07/12/2016
Sale of Common Stock	(3,652)	6.4683	07/13/2016
Sale of Common Stock	(12,028)	6.5336	07/14/2016
Sale of Common Stock	(7,429)	5.2285	08/04/2016
Sale of Common Stock	(1,943)	5.2541	08/12/2016
Sale of Common Stock	(15,477)	5.2700	08/12/2016
Sale of Common Stock	(56,833)	5.2379	08/12/2016
Sale of Common Stock	(34,049)	5.2610	08/15/2016
Sale of Common Stock	(73,384)	5.2481	08/15/2016

VIEX SPECIAL OPPORTUNITIES FUND II, LP

Sale of Common Stock	(19,047)	6.1000	06/20/2016
Sale of Common Stock	(13,255)	6.1543	06/20/2016
Sale of Common Stock	(14,590)	6.0029	06/29/2016
Sale of Common Stock	(609)	6.5531	07/06/2016
Sale of Common Stock	(16,102)	6.3052	07/08/2016
Sale of Common Stock	(10,508)	6.4300	07/12/2016
Sale of Common Stock	(2,248)	6.4683	07/13/2016
Sale of Common Stock	(7,402)	6.5336	07/14/2016
Sale of Common Stock	(4,571)	5.2285	08/04/2016
Sale of Common Stock	(1,196)	5.2541	08/12/2016
Sale of Common Stock	(9,523)	5.2700	08/12/2016
Sale of Common Stock	(34,971)	5.2379	08/12/2016
Sale of Common Stock	(20,951)	5.2610	08/15/2016
Sale of Common Stock	(45,155)	5.2481	08/15/2016